UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 021-289654

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

Company History

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy, upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

Miso has signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0", and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida.

In February of 2020 Miso Robotics unveiled “Flippy 2.0”, Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April of 2020 Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously.

In July of 2020 Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the restaurant to utilize the ROAR system in a commercial environment. In October 2020 Miso and White Castle announced plans to expand their partnership, targeting up to ten new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020 Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

Miso also made notable additions to the team across the year. First, in October 2020 the Company welcomed Mike Bell as its new Chief Executive Officer. Prior to joining as CEO, Mike was the COO at Ordermark, a restaurant technology company, where he led the enterprise sales function and its top-down go-to-market strategy. He also served as the Chairman of the Board of Directors at Miso. Second, in November 2020 Miso named its first Chief Strategy Officer, Jake Brewer. Prior to joining Miso, Jake was VP of Restaurant Excellence at CKE Restaurants, the parent company for Carl’s Jr. restaurants, where he led customer experience, engineering, field training, and more.

Miso is continuing to develop its latest Flippy prototype as well as engage in business development efforts.

Principal Products and Services

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso’s team of engineers has built proprietary algorithms in scheduling (action planning/optimization), trajectory planning (robotic movement), and computer vision. Each of these is crucial for the functionality of Flippy while also providing a barrier to entry against the competition. The accuracy of Flippy’s vision algorithms achieved 99.985% at Dodgers Stadium over the 3 months July-September 2019. More specifically, there was 1 vision error out of 6,625 baskets cooked.

To remain easy to use by chefs within an operating kitchen, Flippy uses modern usability research and design to create a touchless cooking workflow, allowing cooks to never press a single button on the robot during regular cooking. Finally, Flippy is cloud-connected. Over-the-air upgrades allow for continuous improvement of the software/brains within Flippy.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

Market

The Quick Service Restaurant (QSR) and fast-food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019, the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2019 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Design & Development

Miso Robotics has built an autonomous kitchen assistant platform. On this platform, the Company has built NSF and ETL certified systems that grill burgers and operate the fryer. The autonomous cooking platform allows Miso to quickly develop new cooking skills. The Company has deployed systems to CaliBurger and Levy Restaurants with 12 patents pending and 1 patent awarded.

Miso See - Miso’s platform can visually identify the food it is cooking and the cooking equipment it is operating. The Company uses the latest advancements in artificial intelligence to develop networks that learn the difference between food types and can identify and locate the equipment.

Miso Serve - The platform also has methods of scheduling cooking tasks that can update with new information as orders come in to optimize the cooking processes.

Miso Move - The platform can control several automation components, including a robot arm. We primarily work with existing manufacturers to use off-the-shelf robotics and adapt them to the commercial kitchen space. We do build custom manipulation components that are certified to work with food and have high levels of reliability in these dynamic environments.

Miso Fleet - The platform has a secured infrastructure to regularly deploy over-the-air updates as the system improves and gets better over time.

Miso Robotics has worked with NSF and ETL to get its kitchen assistants certified for use in commercial kitchens. Systems deployed to CaliBurger and Levy restaurants have cooked over 60,000 pounds of fried food and 12,000 burgers.

The latest Robot on a Rail (ROAR) design mounts Flippy on an overhead rail (OHROAR), keeping it out of the path of busy kitchen staff as they reallocate their time to customer service-related tasks. The new design includes an input zone that can receive baskets, as well as a safety shield, creating a barrier between staff and Flippy to protect them from hot fryers. The system is also designed with an output area that will enable Flippy to automate the bagging of cooked foods in the future.

Miso continues to add new capabilities to the system, reduce its overall cost, and design easier ways to integrate it into more kitchen environments. Miso’s team of engineers is actively working on adding a 7th axis to a robot arm to increase the working area of the robot that will allow more end-to-end cooking.

Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistants (1.0, 3.0, & 4.0) in our facility. The Company’s manufacturing workshop is listed with NSF (National Sanitation Foundation) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

The strategy for manufacturing will change over time dependent on production volumes and commitments. Miso’s pre-production Miso Robotics Kitchen Assistants will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

The Miso Robotics Kitchen Assistants deployed to CaliBurger, Levy Restaurants, and White Castle currently use a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

Sales & Marketing

Miso Robotics has already acquired three large customers who have also been helpful during the design, development, and testing of Flippy (More information about those customers in the customer section below). Regarding further sales and marketing, Miso Robotics has obtained an enormous interest in the press. Since the Company’s founding in 2016, Miso’s robotic kitchen assistant, also known as “Flippy”, has been featured in numerous news and media outlets, including the Wall Street Journal, Forbes, VentureBeat, USA Today, CBS News, BBC News, TechCrunch, The Spoon, CNBC, CNN, NPR and many more.

After testing our product's performance and business impact, the Company has received great feedback from its first customer. CaliBurger recently signed a commercial contract worth $11 million for Flippy, which validates Miso's value proposition for the industry after having tested the robot in their stores since March 2018.

After piloting Flippy for several months at a location in the Midwestern United States, White Castle decided to expand its relationship with Miso and target up to ten additional locations at which to deploy Flippy. This decision further validated Miso value proposition and led to increased interest from additional potential customers.

Miso is currently in deep discussions with several of the largest and most innovative quick service and fast-food restaurant chains globally.

Competition

Although there are several competitors who have built robotic machines for use in kitchens, none are as smart and versatile as Flippy from Miso Robotics. Flippy can essentially do anything a human arm can do, which allows us to market it to existing restaurants, creating a much larger market for our product. Our 12 patents pending (one awarded) create an equally important barrier to entry against potential competition.

●	Creator

○    Total funding to date: $18.4 million

○    Creator has built a robotic burger maker that creates burgers in an assembly line fashion. The machine takes up a large footprint in a restaurant and it is not ideal to be sold to existing restaurants because it only makes one style of burger and is not versatile enough to make anything else.

●	Spyce

○    Total funding to date: $25.9 million

○    Spyce is a robotic restaurant that creates vegetable-centric bowls. This company is not currently selling products to existing restaurants, which makes them an indirect competitor to Miso while it further validates the need for automation in the Kitchen.

●	Chowbotics

○    Total funding to date: $20.8 million

○    Chowbotics uses robots to solve problems in food service including compromised cleanliness and inefficiency. It is targeting cafeterias, restaurants, and hotels. Its first robot, Sally, offers fully customized, fresh and healthy salads. Similar to Creator, their current solutions are not versatile enough to compete with Miso.

●	Lab2Fab

○    Owned by Middleby Corp.

○    Restaurant and bar management platform uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

●	Dishcraft

○    Total funding to date: $45.2 million

○    Dishcraft is automating dishwashing for commercial kitchens. They pick up dirty dishes and take them back to their local facilities where they are washed by robotic systems.

Customers

CaliBurger - CaliBurger is an international burger chain with 36 current locations and another 14 in development. The restaurant chain employed its first Flippy robot in March of 2018 in its flagship location of Pasadena, California. John Miller, the owner of CaliBurger, says the product will be able to lower their labor expenses by 65%. In October 2019, they signed a commercial contract with a value of $11 million to fill the rest of their restaurant locations with two Flippy’s working alongside one chef. This rollout will include a complete restructuring of their kitchens to put the Flippy’s front and center. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000.

Levy Restaurants - Levy is a disruptor in defining the premium sports and entertainment dining experience. The company is recognized as one of the fastest - growing and most critically acclaimed hospitality companies. Named one of the 10 companies in sports by Fast Company magazine, Levy’s diverse portfolio includes award-winning restaurants, iconic sports and entertainment venues, and convention centers as well as the Super Bowl, Grammy Awards, PGA Championship, US Open Tennis Tournament, Kentucky Derby, and NHL, MLB, NBA All-Star Games. “The big takeaway for us after using this for a half-season is that it worked, which is really no small thing,'' said Jamie Faulkner, E15 (a division of Levy) president. Faulkner and Miso Robotics led tours of Flippy for many visiting sports executives during the World Series games at Dodger Stadium. “There were a lot of questions about Flippy going into this, both internally and externally. But the gains we saw in volume and efficiency validated a lot of our expectations, and we still believe we’re on to something revolutionary. To date, Flippy has been deployed to Dodger Stadium (Los Angeles Dodgers) and Chase Field (Arizona Diamondbacks).

White Castle – White Castle is America’s first fast-food burger chain with 375 locations across the country. In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants. As part of the pilot, White Castle deployed the new version of Flippy, Robot-on-a-Rail (ROAR), into a Chicago-area kitchen for testing and future integration. The deployment put autonomous frying to work for enhanced production speeds, improved labor allocation, and an added layer of health and safety in the cooking process. In October 2020, White Castle and Miso Robotics announced plans to expand their relationship. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

Additionally, Miso is in talks with several other QSR and fast-food chains about bringing Flippy to their kitchens.

Employees

As of December 31, 2020, the Company currently has thirty-one full time employees and six hourly employees. Of the full-time employees, nineteen work in engineering, five work in operations, four work product development, two are executives, and one works in human resources. Of the hourly employees, three are field service techs, one is an R&D support assistant, one is in an engineering support role, and one is a facilities assistant.

THE COMPANY’S PROPERTY

The Company currently leases its main office at E. 561 Green Street, Pasadena, CA. This location is the Company's headquarters and also research and development center and test kitchen . The lease on this property had a term of two years and began on June 1, 2018. The lease included an option to renew the lease on an additional two-year term, which the Company exercised. The Company also leased a space at 24 N. Marengo Avenue, Pasadena, CA. The lease on this property ended as of June 1, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019 and 2020

The Company generated minimal revenue through the period ending December 31, 2019 as it ramped up business development activities. For the period ended December 31, 2020 the Company generated revenue of approximately $253,000, the majority of this revenue was from multiple one-time consulting engagements and the Company’s deployed Flippy units.

Miso’s costs and expenses primarily consist of salaries from employees related to engineering, research and development, and business development. For the twelve-month period ended December 31, 2020, the Company spent approximately $144,000 on research and development related costs, $3,579,458 on salaries, $380,578 on non-fundraise related sales and marketing, and approximately $1,634,404 on overhead, general & administrative, legal and non-engineering salaries.

Across 2020 the Company has continued to lower its operating expenses by cutting costs from legal & professional fees, contractors, marketing, rent, and office expenses. The Company saw its prototyping and research & development costs increase across 2020 as it continued to invest in its business development efforts and go-to-market strategy and expects those to continue to increase through the beginning of 2021. Since the period covered by our audited financial statements the company has maintained the lowered costs achieved across 2020 and continued to invest in business development efforts  .

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2019 and 2020

As of December 31, 2020, the Company's cash on hand was $1,767,841, compared with $2,021,777 as of December 31, 2019. The Company also had an investment receivable from its Series C financing round of $7,779,160. These funds hit the Company’s main operating account in January 2021. As of December 31, 2020, the Company had closed on $16,448,495 from its Regulation A+ financing round, offering Series C Preferred Stock. This Regulation A+ offering is ongoing, and between January 1, 2021 and April 30, the Company received additional gross proceeds of $4,021,814.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Details of this transaction can be found in the Interest of Management and Others in Certain Transactions section of this Form 1-K. With proceeds from the Regulation A+ offering, the Company paid back $1,222,465.28, comprised of principal of $1,062,500 and interest of $159,965.28, to Rise of Miso, LLC in March 2021. In April 2021, the Company converted $2,422,148.28 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16 As of the date of this annual report, this total debt from a variety of existing investors and related parties is $150,000, which is due to be repaid by September 30, 2021.

Revenue for the year ended December 31, 2020 was $253,000, compared with nearly $100,000 or the year ended December 31, 2019. As discussed above, the Company reduced operating expenses across 2019 and 2020 and had an infusion of capital in the form of promissory notes. In March 2020, the Company’s Offering Circular was qualified by the Securities and Exchange Commission (SEC). As of the date of this report, the Company has raised $20,470,309 in its current Regulation A+ round, issuing a total of 1,396,588 shares of Series C Preferred Stock. The Company is continuing to raise capital in its Regulation A+ round. The Company believes the capital raised in its Regulation A+ round will provide a sufficient cash runway for the Company to execute its go-to-market strategy over the next 12-18 months and reach profitability  .

Plan of Operations

To date, Miso has generated minimal revenues, though they are growing quickly, while still hiring a large team of engineers. Its engineering and product development teams have focused their time on building prototypes of our automated kitchen assistants, delivering production-ready models, and developing intellectual property. In 2020 these teams developed version 2 of our automated kitchen assistants, the Overhead Robot on a Rail (OHROAR), which was deployed commercially as part of a pilot at a White Castle location in the Midwestern United States .

During 2020, Miso hired a new Chief Executive Officer, new Chief Strategy Officer, and added three individuals to its engineering team. As Miso continues to raise capital in its current financing round, the Company will continue hiring additional engineering, business development, marketing, and support staff to assist in prototyping, research & development. These hires will help the Company to execute a go-to-market strategy with the goal of signing commercial agreements and generating additional revenue in 2021.

The Company believes the amount raised as of the date of this report from its current financing round will satisfy its cash requirements to implement its initial plan of operations. As the Company continues to raise beyond the minimum offering amount, it will continue to speed up research & development, production, and business development efforts to pursue multiple revenue streams simultaneously. If it raises the maximum amount of $30mm, the Company does not anticipate having to raise additional capital for the business for at least two years.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more additional commercial agreements by the end of 2021. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety an accessibility in robotics.

The Company saw a significant spike in commercial interest during the year ended December 31, 2020. The most notable result of this interest was the commercial agreement entered into with White Castle, America’s first fast-food burger chain, which is discussed further below.

In April of 2020, in partnership with PopID, Miso deployed a thermal-based screening device in CaliBurger’s Pasadena location. To address health concerns the device will measure the body temperature of people entering the restaurant. The technology will be tested in California with the goal of rolling it out to other locations.

In May of 2020 Miso Robotics signed a three-year partnership agreement with PathSpot Technologies to work on integrating PathSpot’s sanitizing scanning technology with Miso's kitchen automation assistants. The goal of the partnership is to help enforce proper hand washing etiquette and ensure effective hand sanitation amongst the human employees that work alongside Flippy.

In June of 2020 Miso Robotics became an approved vendor of TimePayment, a provider of equipment leasing and financing services, to offer low to zero-interest financing to its customers.

In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants.

In October of 2020, Miso Robotics announced global commercial availability of the Flippy Overhead Robot-on-a-Rail (OHROAR).

In October of 2020, Miso Robotics and White Castle announced plans to expand implementations of Miso’s autonomous kitchen assistant, Flippy. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

The Company is already generating revenue via agreements currently in place with Levy Restaurants and CaliBurger and expects to enter into similar agreements with other customers partners in 2021. The Company expects future agreements to be a mix of revenue generated from upfront purchase of equipment, as well as monthly recurring revenue in the form of service and subscription agreements. The Company also expects revenue in the form of consulting and pilot deployments.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Mike Bell	Chief Executive Officer	56	Indefinite, appointed August 2020
Ryan Sinnet	Chief Technology Officer	35	Indefinite, appointed October 2016
Kevin Morris	Chief Financial Officer	38	Indefinite, appointed September 2019

Directors
Buck Jordan	Chairman	40	Indefinite, appointed August 2020
Joseph Essas	Director	49	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	58	Indefinite, appointed November 2019
Nick Degnan	Director	38	Indefinite, appointed September 2019
Thomas Bruderman	Director	52	Indefinite, appointed March 2020

Significant Employees
Rob Anderson	Head of Mechanical Engineering	27	Indefinite, appointed September 2016

Mike Bell, Chief Executive Officer

Mike Bell was appointed CEO of Miso Robotics in August 2020 after serving as the Chairman of the Board of Directors for nearly one year. For the past twenty-five years, Mike has served as CEO/President/COO in early-stage tech startups and public company roles. Most recently, Michael served as Chief Operating Officer at Ordermark, a leading restaurant technology company. Prior to Ordermark, Mike was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. He also served as CEO/President of Infrascale, SOS Online Backup, 3PL Central, and Software.com. Early in his career, Mike co-founded Encore Software and served as its CEO for fourteen years. During this time Mike and his team grew Encore to become one of the largest consumer software publishers in North America and one of the fastest-growing – having twice been named to Inc. Magazine’s Inc 500 list.

Ryan Sinnet, Chief Technology Officer

Ryan is a Co-Founder and CTO of Miso Robotics, a position he has held since 2016. Ryan has spent his career developing novel control methods for robotic systems and has contributed over 15 refereed publications to the field. As a PhD student, he was awarded an NSF Graduate Research Fellowship based on his proposal to bridge some of the gaps between human and robotic walking. During his studies, he spent half a year at NASA Johnson Space Center teaching the Valkyrie robot to walk. After graduate school, Dr. Sinnet joined eSolar in 2015 where he was responsible for many of the control algorithms and software systems that ensure safe operation of utility-scale solar power plants. Ryan received his PhD in Mechanical Engineering from Texas A&M University in 2015 and his B.S. in Electrical Engineering from the California Institute of Technology in 2007.

Kevin Morris, Chief Financial Officer

Kevin is the CFO of Miso of Robotics and manages the company’s finances and accounting. He was appointed to this role in September 2019. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company’s finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelor’s in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Rob Anderson, Head of Mechanical Engineering

Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX in 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

James “Buck” Jordan, Chairman

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a bachelor’s in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Nick Degnan, Director

Nick Degnan is a Principal of Wavemaker Labs and VP, Product & Operations. His career in product development began as a mechanical design engineer, forming the foundation for later helping grow a startup towards acquisition and more recently, product development consulting. Before joining Wavemaker Labs, Nick was the Head of Product at the Motivo Engineering, a product development consulting firm, where he was responsible for continuous improvement of their consulting process and client experience, as well as guiding engineering teams in the development of agriculture technologies, autonomous vehicle systems, manufacturing automation, and drone related products, among other intelligent electrical-mechanical system technologies. Nick worked at Motivo from April 2016 through May 2019.

Before Motivo, from 2010 through 2016, Nick worked for Equipois Inc., a venture-backed and later acquired startup that designs and manufactures human exoskeleton technologies. He initially held the position of Engineering Manager focused on expanding the range of applications supported by the technology. As the Company grew his role shifted towards mass market adoption as Director of Product Management and ultimately headed the corporate office as VP of Operations. Post-acquisition, he supported new ownership as Regional Manager with western US and international business operations oversight. Before joining Equipois, Nick worked for Lockheed Martin Space System leading a design team in the development of classified technologies.

Nick joins Miso Robotics to help accelerate their product development vision while ensuring there is a product-market fit, and also to provide organizational process improvement guidance as the Company grows. He holds an MBA from the UCLA Anderson School of Management, and an MS in Mechanical & Aeronautical Engineering and dual BS in Mechanical and Materials Engineering from UC Davis.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the Company compensated its three highest paid executive officers and follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Ryan Sinnet	CTO	$200,000	$0	$200,000
Michael Bell	CEO	$101,566	$0	$101,566
Buck Jordan	CEO, President	$120,000	$0	$120,000
Kevin Morris	CFO	$0	$0	$0

Buck Jordan served in his capacity as Chief Executive Officer from September 2019 to August 2020. During that time, he received an annual salary of $120,000 for the role.

The Company appointed Buck Jordan as President and appointed Mike Bell as Chief Executive Officer in August 2020. Mike Bell currently receives an annual salary of $250,000 for this role

In May of 2020, the board authorized the following restricted stock grants for our directors and officers, with the options being exercisable at the fair market value of the shares as of that date:

Name	Capacity in which compensation was received	Restricted Stock Granted
Buck Jordan	Chief Executive Officer	5,145

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Officers and Directors

Common Stock	Ryan Sinnet 141 N Parkwood Ave Apt 11, Pasadena, CA 91107		N/A	263,131	13.32%	N/A
Common Stock	Buck Jordan 1134 11th Street Suite 101, Santa Monica, CA 90403		202,483	N/A	11.83%	41.76%
Common Stock	Michael Bell 1028 9th Street Manhattan Beach, CA 90266		5,208	233,219	12.26%	0.12%
Common Stock	All directors and officers as a group	(1)	272,691	499,350	34.91%	6.14%

Other Significant Holders

Common Stock	John Miller	(2)(3)	63,000	N/A	3.68%	12.90%
Common Stock	Avista Investments. LLC	(2)(6)	200,000	N/A	11.68%	4.51%
Common Stock	CCC HelloTech, LP	(2)(4)	205,000	N/A	11.97%	41.76%
Common Stock	Match Robotics VC, LLC	(2)	176,400	N/A	10.30%	41.76%
Common Stock	Future VC, LLC	(2)(4)	200,000	N/A	11.68%	41.76%
Common Stock	Canyon Creek Capital	(2)(4)	150,000	N/A	8.76%	41.76%
Common Stock	CaliBurger	(2)(3)	160,000	N/A	9.34%	12.90%
Series A Preferred Stock	Rise of Miso, LLC	(2)(3)	104,012	N/A	13.51%	12.90%
Series A Preferred Stock	Match Robotics VC, LLC	(2)	121,630	N/A	15.80%	41.76%
Series A Preferred Stock	Future VC SPV, LLC	(2)(4)	395,227	N/A	51.34%	41.76%
Series A Preferred Stock	Grazadio Family Trust	(2)	80,539	N/A	10.46%	5.09%
Series B Preferred Stock	Rise of Miso, LLC	(2)(3)	105,995	N/A	10.62%	12.90%
Series B Preferred Stock	Future VC SPV, LLC	(2)(4)	402,790	N/A	40.38%	41.76%
Series B Preferred Stock	Grazadio Family Trust	(2)	145,154	N/A	14.55%	5.09%
Series B Preferred Stock	CaliBurger	(2)(3)	139,666	N/A	14.00%	12.90%
Series B Preferred Stock	Levy Premium Food ServiceLimited Partnership	(2)	25,000	N/A	2.51%	0.56%
Series C Preferred Stock	New Direction Trust Company 1070 West Century Drive Louisville, CO 80027	(7)	896,517	N/A	93.53%	20.20%

(1) No executive officers or directors, other than those named above, beneficially own more than 10% of any class of the Company’s voting securities.

(2) The following address may be used for each significant holder: C/O Miso Robotics, Inc., 561 E Green St., Pasadena, CA 91101

(3) Rise of Miso, LLC and CaliBurger are controlled by John Miller who is an investor in the Company

(4) Future VC SPV, LLC, Match Robotics VC, LLC, Canyon Creek Capital, and CCC HelloTech, LP are all controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer.

(5) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

(6) Avista Investments, LLC is controlled by Harry Tsao

(7) Holding securities for the benefit of certain investors in the Regulation A+ offering.

Amounts are as of December 31, 2020. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire, such as the result of options issued under the Company’s 2017 Stock Plan. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2018, the Company entered into a pilot agreement with Compass Group to provide a robotic kitchen assistant to assist in food preparation at a facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Dodger Stadium. The agreement includes a $60,000 upfront purchase price and a $6,000 per year cost for providing services. In January 2019, the Company entered into a separate agreement with Compass Group to provide a robotic kitchen assistant at a separate facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Chase Field in Phoenix, Arizona. The agreements outline a $17,500 per Kitchen Assistant set up fee and a per usage/event fee of $75. Both of these agreements are still in effect as of December 2019.

Levy Premium Food Service Limited Partnership, which has an ownership stake in the Company, is a 100% wholly owned subsidiary of Compass Group.

In November 2019, the Company entered into a commercial agreement with CaliBurger to sell and provide ongoing support and services for 100 robotic kitchen assistants. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000. CaliBurger is majority controlled by John Miller, who has an ownership stake in the Company via direct and indirect holdings.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Two of these promissory notes, representing principal amounts of $1,062,500 and $782,167, are due to Rise of Miso, LLC and Future VC SPV, LLC. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger’s holdings and Future VC SPV, LLC is controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer. In 2020, the Company closed an additional $250,000 of debt at the same terms.

INDEX TO EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation(1)

2.2 Fifth Amended and Restated Certificate of Incorporation(2)

2.3 Bylaws(3)

3.3 Form of Promissory Note(4)

3.4 Form of Warrant(5)

4 Form of Subscription agreement(6)

6.1 Note Purchase Agreement (7)

6.2 Promotion & Pricing Agreement with CaliBurger(8)

6.3 Rise of Miso, LLC Promissory Note(9)

6.4 Future VC SPV, LLC Promissory Note(10)

8 Form of escrow agreement with The Bryn Mawr Trust Company(11)

11.1 Consent of Independent Auditor(12)

11.2 Consent of Levy Restaurants(13)

11.3 Consent of CaliBurger(14)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(10) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(11) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(12) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(13) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(14) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: April 30, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: April 30, 2021

By	/s/
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: April 30, 2021

By	/s/
James Jordan, Director
Miso Robotics, Inc.
Date: April 30, 2021